UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
FORM 3
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
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1. Name and Address of Reporting Person
   Health Partners
   54 Thompson Street
   New York, NY  10012

2. Date of Event Requiring Statement (Month/Day/Year)
   5/14/99

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


4. Issuer Name and Ticker or Trading Symbol
   Brookdale Living Communities, Inc. (BLCI)

5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
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1)Title of Security                                          2)Amount of         3)    4)Nature of
                                                             Securities          D     Indirect
                                                             Beneficially        or    Beneficial
                                                             Owned               I     Ownership
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share                       5,479,452          (I)    By direct ownership of 5 1/2%
                                                                                       Convertible Subordinated Notes
                                                                                       due 2009 (see Table II)



                                                                         PAGE 1
DA1:\203133\01\4CQL01!.DOC\33560.0021

Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
5 1/2 % Convertible
Subordinated Notes due 2009     5/14/99   5/14/09   Common Stock, $.01           5,479,452  $18.25      (D)         N/A
                                                    par value per share



Explanation of Responses:

None.

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                                                                                HEALTH PARTNERS
**  Intentional misstatements or omissions of facts constitute
    Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
    78ff(a).                                                                    By: Capital Z Financial Services Fund II, L.P., its
                                                                                    general partner
Note:  File three copies of this Form, one of which must be
       manually signed. If space is insufficient, See Instruction
       6 for procedure.                                                           By: Capital Z Partners, L.P., its general partner

Potential persons who are to respond to the collection of
information contained in this form are not required to                             By: Capital Z Partners, Ltd., its general partner
respond unless the form displays a currently valid OMB Number.

                                                                                     By: /s/ David A. Spuria
                                                                                         -------------------------------------------
                                                                                         David A. Spuria           November 19, 1999
                                                                                         General Counsel,
                                                                                         Vice President of
                                                                                         Administration and
                                                                                         Secretary

                                                                                         **Signature of Reporting Person
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                                                                         PAGE 3

              Other Filing Parties Pursuant to Instruction 5(b)(v)

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Capital Z Financial Services Fund II, L.P.                                      Capital Z Financial Services Fund II, L.P.
54 Thompson Street
New York, New York  10012                                                        By: Capital Z Partners, L.P., its general partner
Indirect beneficial owner solely in its capacity as general partner of
Health Partners.  Capital Z Financial Services Fund II, L.P. disclaims             By: Capital Z Partners, Ltd., its general partner
beneficial ownership of the securities held by Health Partners to the extent of its pecuniary interest therein.
                                                                                   By: /s/ David A. Spuria
                                                                                       ---------------------------------------------
                                                                                       David A. Spuria             November 19, 1999
                                                                                       General Counsel,
                                                                                       Vice President of
                                                                                       Administration and
                                                                                       Secretary
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Capital Z Partners, L.P.                                                        Capital Z Partners, L.P.
54 Thompson Street
New York, New York  10012                                                         By: Capital Z Partners, Ltd., its general partner
Indirect beneficial owner solely in its capacity as the sole general partner of Capital Z Financial Services Fund II, L.P.  Capital Z
Partners, L.P. disclaims beneficial ownership of the securities held                 By: /s/ David A. Spuria
by Health Partners to the extent of its pecuniary interest therein.                      -------------------------------------------
                                                                                         David A. Spuria           November 19, 1999
                                                                                         General Counsel,
                                                                                         Vice President of
                                                                                         Administration and
                                                                                         Secretary
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Capital Z Partners, Ltd.                                                        Capital Z Partners, Ltd.
54 Thompson Street
New York, New York  10012
Indirect beneficial owner solely in its capacity as the sole general                 By: /s/ David A. Spuria
partner of Capital Z Partners, L.P.  Capital Z Partners, Ltd. disclaims                  -------------------------------------------
beneficial ownership of the securities held by Health Partners to the                    David A. Spuria           November 19, 1999
extent of its pecuniary interest therein.                                                General Counsel,
                                                                                         Vice President of
                                                                                         Administration and
                                                                                         Secretary
------------------------------------------------------------------------------------------------------------------------------------

         Steven M. Gluckstern, who is the Chairman of the Board of Capital Z Partners, Ltd., and Robert A. Spass, who is the Deputy Chairman of the Board of Capital Z Partners, Ltd., may be deemed to be beneficial owners of the securities held by Health Partners. Messrs. Gluckstern and Spass disclaim any such beneficial ownership.

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